ENTERRA ENERGY TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON THURSDAY, MAY 18, 2006

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Enterra Energy Trust (the "Trust") will be held in the Kensington Room of the Marriott Hotel, 110 - 9th Avenue S.E., Calgary, Alberta, on Thursday, May 18, 2006 at 3:00 p.m. (Calgary time), for the following purposes:

1.

To receive and consider the financial statements of the Trust for the year ended December 31, 2005, together with the auditors’ report thereon.

2.

To appoint the auditors for the Trust for the ensuing year and to authorize the directors of Enterra Energy Corp. (“Enterra”) to fix their remuneration as such.

3.

To appoint Olympia Trust Company as the Trustee of the Trust (the “Trustee”) for an additional 3 year term.

4.

To set the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at six.

5.

To elect directors of Enterra for the ensuing year or until their successors are duly elected or appointed.

6.

To consider and, if thought appropriate, to pass a special resolution to: (a) approve certain amendments to the Amended and Restated Trust Indenture dated November 25, 2003; and (b) direct and instruct the Trustee of the Trust to vote the units of Enterra Energy Commercial Trust held by the Trust to approve certain amendments to the EECT trust indenture made as of November 24, 2003.

7.

To consider and, if thought appropriate, to pass a resolution approving the Trust’s Bonus Plan.

8.

To consider and, if thought appropriate, to pass a resolution approving the Restricted Unit and Performance Unit Incentive Plan.

9.

To consider and, if thought appropriate, to pass a resolution approving amendments to the existing Trust Unit Option Plan.

10.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular – Proxy Statement dated April 17, 2006, which accompanies this Notice.  The financial statements of the Trust for the year ended December 31, 2005, including the auditors’ report thereon, are included in the Trust's Annual Report, which is being mailed with this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Trust c/o Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on April 11, 2006 (the “Record Date”) will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

DATED April 17, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

OF ENTERRA ENERGY CORP.,

ADMINISTRATOR OF THE TRUST

____________________________

E. Keith Conrad

President and Chief Executive Officer

ENTERRA ENERGY TRUST

MANAGEMENT INFORMATION CIRCULAR - PROXY STATEMENT FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, MAY 18, 2006

SOLICITATION OF PROXIES

The Information Circular – Proxy Statement is furnished on behalf of management of Enterra Energy Corp., in its capacity as Administrator of the Trust in connection with the solicitation of proxies for use at the annual general and special meeting (the "Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") of Enterra Energy Trust (the "Trust") held in the Kensington Room of the Marriott Hotel, 110 - 9th Avenue S.E., Calgary, Alberta, on Thursday, May 18, 2006 at 3:00 p.m. (Calgary time),and at any adjournment thereof for the purposes set forth in the Notice of Annual General and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders, being Trust Units and Special Voting Rights ("Special Voting Rights").

1.

Trust Units

Each Trust Unit outstanding on the Record Date is entitled to one vote.  However, only registered Unitholders or the person(s) they appoint as their proxy are permitted to vote at the Meeting.  This is significant because a substantial number of Unitholders of the Trust do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust.  Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.

In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms) and in the United States the vast majority of such Trust Units are registered under the name of the Depositary Trust Company, or DTC, which acts as nominees for many U.S. brokerage firms.  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder on all matters in Canada and all special business in the United States.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. or DTC are held.  Therefore, Beneficial Unitholders cannot be recognized at the Meeting for the purposes of voting the Trust Units in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada.  ADP typically mails voting instruction forms (“VIF”) to the Beneficial Unitholders and requests the Beneficial Unitholders to return the proxy VIF to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a VIF from ADP cannot use that VIF to vote Trust Units directly at the Meeting.  The VIF must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

2.

Special Voting Rights

The second type of security that entitles holders to vote generally at meetings of Unitholders is the Special Voting Right.  A Special Voting Right was issued to the Trustee under a voting and exchange trust agreement, for the benefit of holders of exchangeable shares (the "EEC Exchangeable Shares") issued by the Trust's indirect wholly owned subsidiary, Enterra Energy Corp. (“Enterra”) in connection with a plan of arrangement that became effective November 25, 2003.

A second Special Voting Right was issued to the Trustee under a voting and exchange trust agreement, for the benefit of holders of exchangeable shares (the “EPC Exchangeable Shares”) issued by the Trust’s indirect wholly-owned subsidiary, Enterra Production Corp. (“EPC”), formerly Rocky Mountain Acquisition Corp. (“RMAC”), in connection with a plan of arrangement that became effective August 17, 2005.

As with the Trust Units held by Beneficial Unitholders, holders of EEC Exchangeable Shares and EPC Exchangeable Shares (collectively, “Exchangeable Shares”) who do not hold their Exchangeable Shares in their own name are not entitled to vote at the Meeting.  Only holders of Exchangeable Shares whose names appear on the records of Enterra as the registered holders of Exchangeable Shares are entitled to instruct the Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

VOTING PROCEDURES

The Trust Units and the Special Voting Rights for both the EEC Exchangeable Shares and the EPC Exchangeable Shares vote together as a single class on all matters, with each Trust Unit outstanding on the Record Date having one vote.

The Special Voting Rights which are outstanding are entitled to such number of votes as is equal to the number of Trust Units issuable upon the redemption, retraction or exchange of all the Exchangeable Shares outstanding on the Record Date.  The Trustee is required to vote the Special Voting Rights in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Trustee does not receive instructions.  Accordingly, in the absence of instructions from a holder as to voting, the Trustee will not exercise those votes.  A holder of Exchangeable Shares may also instruct the Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of Enterra a proxy to vote those votes.

INSTRUMENTS OF PROXY

Instruments of Proxy must be received by Olympia Trust Company, 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G OP6, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  The Trustee has fixed the Record Date for the Meeting at the close of business on April 11, 2006.  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units.  No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Enterra.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY AND VOTING DIRECTION

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Enterra at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting.  In addition to revocation in any other manner permitted by law, a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting.  At the time of printing this Information Circular - Proxy Statement, management of Enterra knows of no such amendment, variation or other matter.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Enterra, in its capacity as Administrator of the Trust.  The costs incurred in the preparation and mailing of this Information Circular - Proxy Statement and related materials will be borne by Enterra.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Enterra, who will not be specifically remunerated.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Enterra is not aware of any material interest, direct or indirect by way of beneficial ownership of securities or otherwise, of any director, executive officer or nominee for director of Enterra or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of a trust indenture dated October 24, 2003 between Luc Chartrand and the Trustee (the "Trust Indenture") and certain amendments were made to the Trust Indenture pursuant to the Amended and Restated Trust Indenture (the “Amended Indenture”) on November 25, 2003.  Pursuant to the Amended Indenture and an administration agreement dated November 25, 2003 between the Trustee and Enterra (the "Administration Agreement"), the Trustee has delegated to Enterra certain matters in respect of the management and administration of the Trust.

The Trust is authorized to issue an unlimited number of Trust Units.  As at April 11, 2006, 43,348,424 Trust Units were issued and outstanding.  As at April 11, 2006, two Special Voting Rights had been issued to the Trustee.  The Special Voting Rights are entitled to one vote for each Trust Unit issuable upon the redemption, retraction or exchange of all Exchangeable Shares outstanding at the Record Date.  As at April 11, 2006, there were 300,950 EEC Exchangeable Shares and 92,887 EPC Exchangeable Shares issued and outstanding.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote.  On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder.  All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

When any Trust Unit is held jointly by more than one person, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented by proxy whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the directors and executive officers of Enterra, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying 10% or more of the voting rights attached to the issued and outstanding Trust Units that may be voted at the Meeting.

The percentage of Trust Units that were owned, directly or indirectly, by all directors and officers of Enterra as of April 11, 2006 as a group was 0.8% (357,960 Trust Units).  No current directors or officers own, directly or indirectly, any Exchangeable Shares.  This number excludes Trust Units owned by Mr. Greenslade due to his resignation effective March 31, 2006.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Trust Units.  For the purposes of determining a quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Rights.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than 21 days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders and holders of Special Voting Rights present either in person or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

Most of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  With respect to the resolution to approve the Trust’s Bonus Plan, approval by more than 50% of the votes cast by or on behalf of disinterested Unitholders will be required, and accordingly Unitholders who are not disinterested will abstain or be deemed to have abstained from voting on the resolution.  With respect to the resolutions to approve the amendments to the current Trust Unit Option Plan, approval by more than 50% of the votes cast by or on behalf of disinterested Unitholders will also be required.

Approval of the amendment to the Amended Indenture and approval regarding directing the Trustee to vote shares of Enterra Energy Commercial Trust (“EECT”) to authorize amendments to the EECT Trust Indenture (the “EECT Indenture”) are special resolutions of the Unitholders.  A special resolution requires approval by not less than 66⅔% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING1

1.

Receive and consider the financial statements of the Trust

The consolidated financial statements of the Trust for the year ended December 31, 2005, together with the auditors’ report thereon, will be presented at the Meeting.

1 Voting of Enterra Common Shares EECT is a wholly owned subsidiary of the Trust and holds all of the issued and outstanding voting securities of Enterra.  Pursuant to the EECT Indenture, the trustees of EECT are required to vote the common shares of Enterra on any particular matter in equal proportions to the votes cast by Unitholders.

2.

Appointment of Auditors of the Trust

The Amended Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the directors of Enterra to fix the remuneration payable to the auditors.

The full text of the resolution follows:

“Be it resolved that KPMG LLP, Chartered Accountants, be appointed to serve as auditors of the Trust until the next annual meeting of Unitholders and the directors of Enterra be authorized to fix the remuneration payable to the auditors.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of appointing KPMG LLP, Chartered Accountants as auditors of the Trust and authorizing the directors of Enterra to fix their remuneration.

3.

Re-Appoint Olympia Trust Company as the Trustee of the Trust

The Amended Indenture provides that the Trustee of the Trust will be selected or re-appointed at the third annual meeting of Unitholders and every three years thereafter.  Accordingly, Unitholders will consider an ordinary resolution to re-appoint Olympia Trust Company, to continue to serve as Trustee of the Trust for an additional three-year term.

The full text of the resolution follows:

“Be it resolved that Olympia Trust Company be re-appointed Trustee of the Trust to serve an additional three year term pursuant to the terms of the Amended Indenture.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of appointing Olympia Trust Company as Trustee of the Trust for an additional three-year term.

4.

Set the number of Directors of Enterra to be elected at six

The articles of Enterra provide for a minimum of three directors and a maximum of 15 directors.  The Enterra Board of Directors (the “Enterra Board”) is proposing a slate of six directors and accordingly proposes setting the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at six.  Approval is by way of an ordinary resolution.

The full text of the resolution follows:

“Be it resolved that the number of Directors of Enterra to be elected at the Meeting be set at six.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of setting the number of Directors of Enterra to be elected at the Meeting at six.

5.

Election of Directors of Enterra

Unitholders of the Trust are entitled to elect all of the members of the Enterra Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Amended Indenture.  Following such meeting, the trustees of EECT shall elect the individuals so selected by the Unitholders to the Enterra Board.

The six nominees for election as directors of Enterra by Unitholders are as follows:

E. Keith Conrad
Norman W.G. Wallace
Peter Carpenter
R.H. Joseph Vidal

W. Cobb Hazelrig

Roger Giovanetto

The names and municipalities of residence of the six persons nominated for election as directors of Enterra, the number of Trust Units and Exchangeable Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Enterra, where applicable, the period served as director and the principal occupation for the last 5 years of each are as follows:

Name & Municipality of Residence	Trust Units and Options Beneficially Owned or Controlled	Offices Held & Time as Director	Principal Occupation

E. Keith Conrad (1)(4) Alberta, Canada	267,152 Trust Units held through Macon Resources Ltd. and personally 400,000 Options held through Macon Resources Ltd.	Director, President and Chief Executive Officer of Enterra since June 1, 2005

President and Chief Executive Officer of Enterra, administrator of the Trust and the subsidiaries of the Trust since June 2005; Chairman of Macon Resources Ltd. since 1996, Former Chairman and Chief Executive Officer of Petroflow Energy Ltd., an oil and gas exploration and drilling company from 2004 to 2006

Norman W.G. Wallace(1)(3) Saskatchewan, Canada	0 Trust Units 0 Options	Director of Enterra since November 25, 2003	Founder and owner, Wallace Construction Specialities Ltd. for more than 5 years

Peter Carpenter Ontario, Canada	0 Trust Units 0 Options	Nominee	Senior Partner, Secretary and Treasurer of Claridge House Partners, Inc., a financial advisory firm since 1996

R.H. Joseph Vidal Saskatchewan, Canada	0 Trust Units 0 Options	Director of Enterra since April 1, 2006	President and Chief Executive Officer of Bioriginal Food & Science Group since March 2005, from 1999 to 2005 Chief Financial Officer/Vice President Operations of Bioriginal Food & Science Group

W. Cobb Hazelrig Alabama, United States	2,100,000 Trust Units 0 Options	Nominee	Vice-President of Altex Resources, Inc., an oil and gas exploration and production company for more than 5 years

Roger Giovanetto Alberta, Canada	0 Trust Units 0 Options	Nominee	President of R&H Engineering (1986) Ltd., a metallurgical, materials and corrosion engineering services company for more than 5 years

The information as to shares beneficially owned or over which control or direction is exercised by each nominee, not being within the knowledge of Enterra, has been furnished by the respective nominees individually as of the date of this Information Circular – Proxy Statement.

Notes:

(1)

Member of the Audit Committee.  Mr. Conrad was a member of the Audit Committee at the November 9, 2005 meeting.  He was replaced shortly thereafter.  The current members of the Audit Committee are Mr. Sliney, Mr. Hartley and Mr. Wallace.

(2)

Member of the Reserves Committee.  The current members of the Reserves Committee are Mr. Hartley and Mr. Sliney.  Until March 31, 2006, Mr. Greenslade was also a member of the Reserves Committee.

(3)

Member of the Compensation Committee.  The current members of the Compensation Committee are Mr. Hartley and Mr. Wallace.  Until March 31, 2006, Mr. Greenslade was also a member of the Reserves Committee.

(4)

Member of the Corporate Governance Committee.  The current members of the Corporate Governance Committee are Mr. Sliney, Mr. Conrad and Mr. Hartley.

With the exception of the information disclosed in Schedule “A”, no proposed director:

a.

is, as at the date hereof, or has been within the last 10 years before the date hereof, a director or executive officer of any company (including Enterra) that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b.

has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The full text of the resolution follows:

“Be it resolved that the six nominees proposed by the Enterra Board in the Information Circular – Proxy Statement of the Trust dated April 17, 2006 be elected directors of Enterra until the next annual meeting of Unitholders or until their successors are elected or duly appointed.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution electing the directors of Enterra as set forth above.

6.

Amendments to Trust Indentures

Approval of the Unitholders, by special resolution, is being sought to permit amendments to both the Amended Indenture and the EECT Indenture in order to clarify, and somewhat broaden the scope of, paragraphs 8.3(a)(ii) of the Amended Indenture and 7.3(d)(ii) of the EECT Indenture.  The amendments will somewhat broaden the ability of the Trust and EECT to undertake certain types of corporate transactions without the necessity of obtaining Unitholder approval, unless otherwise required by applicable law.

The Amended Indenture currently reads, in part, as follows:

"8.3

Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

…

(c)

The Trustee shall not, after the date of Closing, authorize or approve:

(i)

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by the Trust, except in conjunction with an internal reorganization of the direct or indirect assets of the Trust, as a result of which the Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving the Trust and any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above; or

…

without the prior approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose."

It is proposed that paragraph 8.3(c)(ii) of the Amended Indenture be amended to read as follows (the proposed new language has been underlined for ease of reference):

"8.3

Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

…

(c)

The Trustee shall not, after the date of Closing, authorize or approve:

(i)

…

(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction, as the case may be, of the Trust with any other person, except: (1) in conjunction with an internal reorganization as referred to in paragraph (i) above, or (2) where immediately following completion of such transaction, the holders (or Affiliates thereof) of equity interests in such other person (such holders being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Trust Units;

…

without the prior approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose."

The EECT Indenture currently reads, in part, as follows:

"7.3

Restrictions on the Trustees' Powers

Notwithstanding anything contained in this Indenture:

…

(d)

The Trustees shall not, after the Date of Closing, authorize or approve or vote any AcquisitionCo Shares held by the Trust to authorize or approve:

(i)

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by AcquisitionCo, the Trust and the Partnership, except in conjunction with an internal reorganization of the direct or indirect assets of AcquisitionCo, the Trust or the Partnership, as the case may be, as a result of which the Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving AcquisitionCo, the Trust or the Partnership and any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

without the prior approval of the Unitholders by Special Resolution."

It is proposed that paragraph 7.3(d)(ii) of the EECT Indenture be amended to read as follows (the proposed new language has been underlined for ease of reference):

7.3

Restrictions on the Trustees' Powers

Notwithstanding anything contained in this Indenture:

…

(d)

The Trustees shall not, after the Date of Closing, authorize or approve or vote any AcquisitionCo Shares held by the Trust to authorize or approve:

(iii)

…

(iv)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction, as the case may be, of AcquisitionCo, the Trust or the Partnership with any other Person, except: (1) in conjunction with an internal reorganization as referred to in paragraph (i) above, or (2) where immediately following completion of such transaction, the holders (or affiliates thereof) of equity interests in such other person (such holders being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Enterra Trust Units;

…

without the prior approval of the Unitholders by Special Resolution."

At the Meeting, Unitholders are being asked to consider, and if thought appropriate, to approve a special resolution in order to properly approve the proposed amendments to the Amended Indenture and the EECT Indenture, each as described above (the “Indenture Amendment Resolution”).

The full text of the Indenture Amendment Resolution follows:

“Be it resolved, as a special resolution of the Unitholders of the Trust, that:

1.

the Amended Indenture be amended by deleting paragraph 8.3(c)(ii) thereof and replacing it with the text set forth below:

“(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction, as the case may be, of the Trust with any other person, except: (1) in conjunction with an internal reorganization as referred to in paragraph (i) above, or (2) where immediately following completion of such transaction, the holders (or Affiliates thereof) of equity interests in such other person (such holders being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Trust Units;”

2.

the Trustee, or the administrator of the Trust (“Administrator”) on its behalf, is hereby authorized and directed to vote the units of EECT held by the Trust to approve an amendment to the EECT Indenture to delete paragraph 7.3(d)(ii) thereof and replace it with the text set forth below, and to authorize the trustees of EECT to execute all such documents and to do all such other acts and things as such person may determine to be necessary or advisable to give effect to such amendment (including, without limitation, entering into an amendment and restatement of the EECT Indenture):

“(ii)

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction, as the case may be, of AcquisitionCo, the Trust or the Partnership with any other Person, except: (1) in conjunction with an internal reorganization as referred to in paragraph (i) above, or (2) where immediately following completion of such transaction, the holders (or affiliates thereof) of equity interests in such other person (such holders being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Enterra Trust Units;”

3.

the Trustee and the Administrator (and any director or officer of the Administrator on its behalf) are hereby authorized and directed for and in the name of and on behalf of the Trust, to execute all such documents and to do all such other acts and things as such person may determine to be necessary or advisable to give effect to these resolutions including, without limitation, entering into an amendment and restatement of the Amended Indenture and the EECT Indenture to give effect to the foregoing amendments;

4.

notwithstanding the foregoing, the Administrator may, without further approval of the Unitholders, revoke this resolution at any time before it is acted on; and

5.

any capitalized term used in this resolution and not otherwise defined herein shall have the meaning ascribed to that term in the Information Circular – Proxy Statement of the Trust dated April 17, 2006.”

The board of Enterra recommends that Unitholders vote in favour of the Indenture Amendment Resolution for the following reasons:

a.

The proposed changes more clearly delineate the intended scope of the corporate transactions which require Unitholder approval by special resolution, namely, those which are between the Trust, EECT, Enterra or Enterra Production Partnership and some other entity as opposed to those which merely engage some level of participation in the transaction by the Trust, EECT, Enterra or Enterra Production Partnership.

b.

The proposed changes somewhat broaden the ability of the Trust to undertake corporate transactions of the nature referred to in paragraphs 8.3(c)(ii) and 7.3(d)(ii) of the Amended Indenture and the EECT Indenture, respectively, without the necessity of obtaining Unitholder approval, unless otherwise required by applicable law.  This will provide enhanced flexibility to allow the Administrator to move quickly in structuring and completing future acquisitions in the most effective manner should an appropriate opportunity arise without the delay and expense of first needing to wait to obtain Unitholder approval.  Such transactions will, however, only be permitted to the extent they do not result in more than 50% new voting securityholders of the Trust or without Unitholder approval the resultant successor issuer following from the transaction.

The Indenture Amendment Resolution requires the approval of holders of not less than 66⅔% of the Trust Units represented at the Meeting in person or by proxy and voted on such resolution.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the Indenture Amendment Resolution.

7.

Approval of the Trust’s Bonus Plan

The Trust’s current Annual Bonus Plan (“Current Bonus Plan”) is administered by the Compensation Committee and provides that the aggregate bonus amount for each year shall be equal to 0.7% of the Increase in Capitalization for the applicable year.  The Increase in Capitalization means the year-end market capitalization at December 31, less the year-end market capitalization of the previous year.  Directors, officers and employees of Enterra or any of the Trust’s direct or indirect subsidiaries on December 31 of any year are eligible to participate in the Current Bonus Plan.  Consultants may participate at the discretion of the Compensation Committee.  The Compensation Committee determines eligibility and allocation of the annual bonus.  The Current Bonus Plan is subject to the approval of Unitholders who are not eligible for participation in the Current Bonus Plan.

The Bonus Plan proposed by the current Enterra Board (the “Proposed Bonus Plan”) allows management of the Trust to propose terms for the calculation of the bonus pool for each year and commencing with 2006 such terms are to be approved by the Compensation Committee and the full Enterra Board.  The allocation among eligible persons shall also be subject to the approval of the Compensation Committee and the full Enterra Board.  Employees, consultants, officers, and directors of the Trust, its administrators and any of their direct and indirect subsidiaries may be eligible persons for a bonus under the Proposed Bonus Plan.  A complete copy of the Proposed Bonus Plan is attached as Schedule “B”.

The Proposed Bonus Plan requires that it receive the approval of a simple majority of Unitholders of the Trust represented in person or by proxy at the Meeting.  As part of the Trust’s good governance practices, the Enterra Board has determined that only disinterested votes will be counted.

The full text of the resolution follows:

“Be it resolved that the Current Bonus Plan approved by the Unitholders on June 7, 2005 be replaced in its entirety with the Proposed Bonus Plan attached as Schedule “B” to the Information Circular – Proxy Statement of the Trust dated April 17, 2006.”

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution set forth above.

8.

Approval of a Restricted Unit and Performance Unit Incentive Plan

Starting in 2005, Enterra’s management undertook an evaluation of the Trust's long-term incentive programs for employees, officers, directors and consultants of the Trust and its subsidiaries with the goal of developing an incentive plan tied to retention and performance relative to predetermined corporate and individual performance objectives. Following the review and consideration of incentive plan principles, Enterra’s management recommended to the Compensation Committee who, in turn, recommended to the Board of Directors the restricted unit and performance unit incentive plan (the "Incentive Plan") described in this Information Circular – Proxy Statement.  The Board approved the Incentive Plan but its implementation is subject to approval of the Unitholders and the Toronto Stock Exchange (“TSX”).

The Trust's existing Trust Unit Option Plan will remain in place and all outstanding options under the Trust Unit Option Plan will continue to be available for exercise by the optionholders.  It is anticipated that future security compensation grants will mostly be made under the proposed Incentive Plan, but, on occasion, options may still be granted under the Trust Unit Option Plan.  Whether granted under the Incentive Plan, or the Trust Unit Option Plan, the aggregate number of Trust Units reserved for issuance from treasury under both plans cannot exceed 10% of the issued and outstanding Trust Units at any time.

Purposes of the Incentive Plan

The principal purposes of the Incentive Plan are to (i) retain and attract qualified employees, officers, directors, consultants and other service providers; (ii) promote a proprietary interest in the Trust by the employees, officers, directors and service providers, to encourage them to remain in the employ of the Trust and its subsidiaries and put forth maximum efforts for the success of the business of the Trust; and (iii) focus management of the Trust and its subsidiaries on operating and financial performance and total long-term Unitholder return.

Eligibility and Grant Determination

In accordance with the terms of the Incentive Plan, two types of grants may be granted - Restricted Units and Performance Units (collectively “Unit Grants”). Unit Grants may only be granted to persons, firms or corporations who are employees, senior officers, directors or consultants of the Trust or its subsidiaries (collectively, the "Service Providers").  The specific terms and conditions of each grant will be set out in an agreement (the “Trust Unit Grant Agreement”) with the grantee. It is expected that most grants to senior management will be of Performance Units.

The Compensation Committee will administer the Incentive Plan.  In determining the Service Providers to whom Unit Grants may be granted and the number of Trust Units to be covered by each grant, the Compensation Committee will take into account the following factors: (i) compensation data for comparable benchmark positions among comparable public Canadian oil and gas issuers that are trusts and competitors of the Trust; (ii) the duties and seniority of the grantee; (iii) certain performance measures of the Trust as determined by the Compensation Committee or the Enterra Board compared with similar performance measures of members of comparable public Canadian oil and gas issuers which are competitors of the Trust for the most recently completed fiscal year; (iv) the individual contributions and potential contributions of the grantee to the success of the Trust; (v) the base salary and any other compensation paid or to be paid to the grantee in respect of his or her individual contributions and potential contributions to the success of the Trust; (vi) the fair market value of the Trust Units at the time of the Unit Grant (which will be determined on the basis of the weighted average of the prices that the Trust Units traded on the New York Stock Exchange (NYSE) for the 5 trading days which the Trust Units traded immediately preceding that date); and (vii) such other factors as the Compensation Committee deems relevant in connection with accomplishing the purposes of the Incentive Plan.

The Incentive Plan limits insider participation in the following manner:

a.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities; and

b.

The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The Incentive Plan contains a general amending clause that does not specify when Unitholder approval is required.  Amendments to the Incentive Plan are subject to TSX approval and the TSX will only approve certain amendments that have not received Unitholder approval, such as:

a.

Amendments of a housekeeping nature; and

b.

Changes to the vesting provisions of a security or a plan.

Amendments that will require Unitholder approval include the following:

a.

Any amendment to the number of securities issuable under the Incentive Plan;

b.

Any change to the eligible participants which would have the potential of broadening or increasing insider participation;

c.

The addition of any type of financial assistance (or any amendment to a financial assistance provision which is more favourable to Participants);

d.

The addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Incentive Plan reserve; and

e.

The addition of a deferred or restricted Trust Unit that results in Participants receiving securities while no cash consideration is received by the issuer.

Restricted Units

Service Providers who receive Restricted Units will receive one-third of the Trust Units granted thereunder on each of the first, second and third anniversaries of the Restricted Unit grant unless the Trust Unit Grant Agreement specifies that the Trust Units issuable under the Restricted Unit will be issued on a date set out in the Trust Unit Grant Agreement.  Prior to each date of issuance of the Trust Units, the number of Trust Units to be issued will be increased to reflect the amount of cash distributions paid prior to the issue date. Specifically, the number of Trust Units issuable in connection with the Restricted Unit will be adjusted by multiplying that number by an adjustment ratio, initially equal to one, and cumulatively adjusted thereafter by increasing the adjustment ratio on each distribution payment date by an amount equal to a fraction, the numerator of which is the amount of the cash distribution per Trust Unit and the denominator of which is the fair market value of the Trust Units on the NYSE on the distribution payment date.

Performance Units

Service Providers who receive Performance Units will receive any of the Trust Units granted thereunder on the second anniversary of the Performance Unit grant. Prior to the date of issuance of those Trust Units, the number of Trust Units to be issued will be increased to reflect the amount of cash distributions paid prior to the issue date in the same manner as the adjustments are made to Restricted Units described above. In addition, the number of Trust Units to be issued under a Performance Unit will be further increased or decreased by multiplying that number by a payout multiplier which reflects the percentile rank, expressed as a whole number, of total Unitholder return relative to returns calculated on a similar basis on trust units of comparable public Canadian oil and gas issuers which are competitors of the Trust over the period commencing on the date of the Performance Unit and ending on the date the Trust Units are issued.  If the Trust's percentile rank is less than the 25th percentile of comparable public Canadian oil and gas issuers, the payout multiplier will be equal to zero, and no Trust Units will be issuable under the Performance Unit. If the Trust's percentile rank is greater than the 75th percentile of comparable public Canadian oil and gas issuers, the payout multiplier will be equal to two and the number of Trust Units issuable under the Performance Unit will be doubled. For performance between the 25th and 75th percentiles, the payout multiplier will be increased by 0.04 for each one percent increase in the Trust's percentile rank. For example, if the Trust's percentile rank is at the 40th percentile of comparable public Canadian oil and gas issuers, the payout multiplier will be equal to 0.6.

The issue dates for both Restricted Units and Performance Units will be accelerated if a change of control of the Trust will be completed prior to the issue dates of the Trust Unit issuable under a Restricted Unit or Performance Unit. As a result, all Trust Units issuable pursuant to outstanding Unit Grants will be issued immediately prior to the completion of the change of control.

For the purposes of the Incentive Plan, because the Trust will be granting Unit Grants to Service Providers who are US tax payers, “change of control” has the same meaning in the Incentive Plan as in section 409A of the U.S. Internal Revenue Code.

Termination of Relationship as Service Provider and Non-Transferability

If a grantee ceases to be a Service Provider as a result of termination for cause, all outstanding Trust Unit Grant Agreements will be terminated and all rights to receive Trust Units under those agreements will be forfeited as of the date of termination. If a grantee ceases to be a Service Provider as a result of termination for any reason other than for cause, all outstanding Performance Units will be terminated as of the date of the notice of termination and all outstanding Restricted Units will be terminated as of the last day of any notice period in respect of the termination. If a grantee voluntarily resigns, all outstanding Trust Unit Grant Agreements will be terminated as of the last day of any notice period applicable in respect of the resignation. In the event of the death of the grantee, the issue dates of all Unit Grants will be accelerated and all Trust Units issuable under the grantee’s Trust Unit Grant Agreement will be issuable as of the date of the grantee's death.

In addition, all rights to receive Trust Units pursuant to a Unit Grant granted to a Service Provider may only be exercised by the Service Provider personally (except in the event of the death of the grantee).

Administration of the Incentive Plan

The Compensation Committee will have the authority to administer the Incentive Plan and to exercise all the power and authority granted to it or necessary or advisable to administer the Incentive Plan, including, without limitation, the authority to grant Restricted Units or Performance Units, to determine to whom and the times at which Restricted Units or Performance Units will be granted, to determine the fair market value of the Trust Units on any date (which will be determined on the basis of the weighted average trading price of the Trust Units on the NYSE for the 5 days the Trust Units traded immediately preceding that date), to determine the number of Trust Units to be covered by each Unit Grant, to prescribe, amend and rescind rules relating to the Incentive Plan and to make all other determinations necessary or advisable for the administration of the Incentive Plan. The determinations of the Compensation Committee will be subject to review and approval by the Board.

The number of Trust Units reserved for issuance from treasury from time to time pursuant to Unit Grant together with Trust Units reserved for issuance from treasury under any other compensation plans may not exceed 10% of the aggregate number of outstanding Trust Units (calculated on an undiluted basis). In addition, no one Service Provider may be granted any Unit Grants which, together with all Unit Grants then held by the grantee under the Incentive Plan, would entitle the grantee to receive a number of Trust Units exceeding 5% of the outstanding Trust Units (calculated on an undiluted basis). Further, no unrelated director may be granted any Unit Grant which, together with all Unit Grants then held by the grantee, would entitle the grantee to receive a number of Trust Units which exceeds 1% of the outstanding Trust Units (calculated on an undiluted basis).

Implementation of the Incentive Plan

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the adoption of the Incentive Plan which will authorize the Compensation Committee to grant Restricted Units and Performance Units to Service Providers of the Trust and any of its subsidiaries and their affiliates. Unitholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Incentive Plan for the Trust:

“Be it resolved as an ordinary resolution that the Restricted Unit and Performance Unit Incentive Plan, as more particularly described in the Trust's Information Circular – Proxy Statement dated April 17, 2006, be and is hereby authorized and approved."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders voting in person or by proxy at the Meeting.  The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the adoption of the Incentive Plan.

A copy of the Incentive Plan may be obtained by any Unitholder without charge from the Trust.

9.

Approval of the Amendments to the Existing Trust Unit Option Plan

The Corporation’s existing Trust Unit Option Plan (“Option Plan”) was approved by the Unitholders in May 2004.  The Board recommends up-dating the existing Option Plan so its provisions are in keeping with current TSX policies relating to stock option plans.  Any amendment to the Trust’s Option Plan requires Unitholder and TSX approval.

The existing Option Plan at section 4.2 limits the number of authorized but unissued Trust Units of the Trust allocated and made available to be granted to participants under the plan.  It states that the maximum number of authorized but unissued Trust Units reserved shall not exceed 2,000,000 Trust Units on a non-diluted basis.  The first proposed amendment to the Option Plan would change the cap of 2,000,000 to be no more than 10% of the issued and outstanding Trust Units.  Whether granted under the Incentive Plan, or the Option Plan, the aggregate number of Trust Units reserved for issuance from treasury under those grants could not exceed 10% of the issued and outstanding Trust Units (on an undiluted basis) at the time of the grant.

The second proposed amendment to the existing Option Plan is with respect to determining who is eligible to participate in the Option Plan.  The Board proposes amending the definition of “Participant” to include an individual who has signed an agreement to become a director, officer, employee or consultant within 30 days.  The change to the definition of Participant will allow more flexibility with respect to when the Option Price is determined.  The Option Price, according to Section 5.1, must be determined on the date the directors grant options to the Participant.  In the past, this has been the date that the Participant commences employment.  The Board recommends changing the definition of Participant so that directors, officers, employees and consultants who have signed an agreement to become an employee within 30 days are Participants and therefore eligible for an option grant.

The Board recommends amending Section 2.1(d) as follows (the amended wording is underlined for convenience):

“Participants” means the directors, officers, employees and consultants of the Trust or its Subsidiaries to whom an Option has been granted pursuant to the Plan of which all or a portion thereof remains unexercised.  Participants also includes directors, officers, employees and consultants who have signed a written agreement to become a director, officers, employee or consultant of the Trust or its Subsidiaries within 30 days of the written agreement.”

The third proposed amendment clarifies that the number of Trust Units reserved for issuance pursuant to options granted to insiders may not exceed 10% of the issued and outstanding Trust Units (on a non-diluted basis) under the Option Plan and under the Incentive Plan combined.  Accordingly, the Enterra Board recommends adding the underlined phrase to Section 4.3(b)

“Any grant of Options under the Plan shall be subject to the following restrictions:

…

(b) the aggregate number of Trust Units reserved for issuance pursuant to Options granted to “insiders” granted pursuant to the Plan [the Option Plan] and other compensation arrangements issued from Treasury may not exceed 10% of the outstanding Trust Units (on a non-diluted basis); …

“Be it resolved that:

1.

The following words be deleted from section 4.2 of the existing Option Plan:

the aggregate number of authorized but unissued Trust Units of the Trust allocated and made available to be granted to Participants under the Plan, together with any authorized but unissued Trust Units reserved but unissued under any previous trust unit plan of the Trust, shall not exceed 2,000,000 Trust Units (on a non-diluted basis).

2.

The following words be inserted into section 4.2 following ‘Subject to adjustments as provided in Section 8 hereof,’

“the number of Trust Units reserved for issuance from treasury under this Plan, together with Trust Units reserved for issuance from treasury under any other compensation plan, will not exceed 10% of the outstanding Trust Units from time to time, calculated on an undiluted basis.”

3.

Section 2.1(d) be amended to add the following underlined words:

“Participants” means the directors, officers, employees and consultants of the Trust or its Subsidiaries to whom an Option has been granted pursuant to the Plan of which all or a portion thereof remains unexercised.  Participants also includes directors, officers, employees and consultants who have signed a written agreement to become a director, offices, employee or consultant of the Trust or its Subsidiaries within 30 days of the written agreement.

4.

Section 4.3(b) be amended to add the following underlined phrase after “the aggregate number of Trust Units reserved for issuance pursuant to Options granted to ‘insiders’” and before the phrase “may not exceed 10% of the outstanding Trust Units (on a non-diluted basis);”

granted pursuant to the Plan and other compensation arrangements issued from Treasury

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders voting in person or by proxy at the Meeting.  As part of the Trust’s good governance practices, the Enterra Board has determined that only disinterested votes will be counted.

It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy in favour of the resolution set forth above.

EXECUTIVE COMPENSATION

The Trustee has generally delegated the significant management decisions of the Trust to the Enterra Board. In addition, pursuant to the Administration Agreement, Enterra has been appointed the administrator of the Trust and is responsible for the administration and management of all general and administrative affairs of the Trust.  Enterra is not entitled to the payment of a fee for the services provided to the Trust pursuant to the Administration Agreement.

SUMMARY OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the last three fiscal years ended December 31, 2005, 2004 and 2003 by Enterra's Chief Executive Officer and Chief Financial Officer and for the next three most highly compensated executive officers.  Except as disclosed below, no executive officer of Enterra received in excess of Cdn. $150,000 by way of salary, bonuses or other compensation during the fiscal years ended December 31, 2005, 2004 and 2003.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation Cdn. ($)(9)
					Awards		Payouts
		Salary Cdn. ($)	Bonus Cdn ($)	Other Annual Compensation Cdn. ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units Cdn. ($)	LTIP Payouts Cdn. ($)

E. Keith Conrad(1) President and Chief Executive Officer	2005(1)	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
	2003	--	--	--	--	--	--	--

John Kalman(1) Chief Financial Officer	2005(1)	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
	2003	--	--	--	--	--	--	--

John Reader(2) Vice-President, Operations and Engineering	2005	40,000	8,745	--	30,000	--	--	--
	2004	--	--	--	--	--	--	--
	2003	--	--	--	--	--	--	--

Reginald J. Greenslade(4) Former Chairman	2005	200,000	194,625	2,500	--			18,666.71
	2004	--	--	--	120,000	--	--	--
	2003	200,000	--	11,418	--	--	--	278,000

Luc Chartrand(3) Former President and Chief Executive Officer	2005	--	--	--	-	-	-	--
	2004	200,000	195,458	--	200,000	--	--	--
	2003	178,060	--	--	--	--	--	274,000

Lynn Wiebe(5) Former Chief Financial Officer	2005	8,692	--	--	--	--	--	825
	2004	120,000	127,048	--	120,000	--	--	10,450
	2003	16,950	-	-	5,000	-	-	6,000

William Turko(6) Vice-President, Operations	2005	10,141	--	--	--	--	--	963
	2004	128,333	124,858	--	120,000	--	--	12,192
	2003	--	--	--	--	--	--	6,000

Thomas J. Jacobsen(7) Former Chief Operating Officer	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
	2003	190,000	--	--	--	--	--	256,000

Trevor R. Spagrud(7) Former Vice-President, Operations	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
	2003	131,250	--	7,273	--	--	--	206,000

Tom Dirks(8) Former Vice President, Exploration	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
	2003	130,000	--	--	--	--	--	168,000

Albert Johnston(8) Former Vice President, Operations	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
	2003	130,000	--	--	--	--	--	171,000

Notes:

(1)

Mr. Conrad was appointed President and Chief Executive Officer on June 1, 2005.  Mr. Kalman was appointed Chief Financial Officer on June 1, 2005.  Prior to their appointment, neither Mr. Conrad nor Mr. Kalman received compensation from Enterra or the Trust.  On May 27, 2005, the Trust and Macon Resources Ltd. entered into a Management Agreement (the “Management Agreement”).  Under the Management Agreement, Macon Resources Ltd., a private corporation wholly-owned by Mr. Conrad, agreed to provide the services of Mr. Conrad as President and CEO and Mr. Kalman as CFO of Enterra.  Pursuant to the Management Agreement, Enterra agreed to pay Macon Resources Ltd. fees of $50,000 per month and a total of 400,000 Trust Unit Options.  The Management Agreement also provided office space to Macon Resources Ltd.  Moreover, pursuant to the Management Agreement, Mr. Conrad and Mr. Kalman were eligible to participate in Enterra’s Annual Bonus Plan, Stock Savings Plan and Health Benefits Plan.

(2)

Mr. Reader was appointed Vice-President Operations and Engineering on October 1, 2005.

(3)

Mr. Chartrand was appointed the President and Chief Executive Officer of Enterra on November 25, 2003 and resigned from these positions and as a director on January 15, 2005.  Prior thereto he held the office of Chief Financial Officer.

(4)

Mr. Greenslade resigned from the offices of President and Chief Executive Officer on completion of Enterra's plan of arrangement with the Trust on November 25, 2003, and was reappointed to the offices of President and Chief Executive Officer upon Mr. Chartrand's resignation on January 15, 2005.  Mr. Greenslade resigned as President and Chief Executive Officer on June 1, 2005 upon Mr. Conrad’s appointment.  During 2004 Mr. Greenslade was employed by JED Oil Inc.  Mr. Greenslade resigned as a director and as chairman of the Enterra Board on March 31, 2006.

(5)

Ms. Wiebe was appointed as Chief Financial Officer of Enterra on November 25, 2003.  Prior thereto, Ms. Wiebe served Enterra on a consulting basis.  She resigned on January 26, 2005.

(6)

Mr. Turko was appointed Vice-President, Operations of Enterra on February 1, 2004 and resigned on January 26, 2005.

(7)

Messrs. Jacobsen and Spagrud resigned from Enterra in November, 2003.

(8)

Messrs. Dirks and Johnston were appointed their respective offices in June, 2002 and resigned from Enterra in November, 2003.

(9)

The amount shown for Mr. Greenslade under this column in 2005 refers to amounts paid by the Trust under its Stock Savings Plan.

UNIT OPTIONS

The Trust has one Option Plan and is proposing approval of an Incentive Plan.  The purpose of the existing Option Plan is to provide officers, directors, consultants and employees of the Trust or any of its subsidiaries with the opportunity to participate in the growth and development of the Trust and its subsidiaries by providing them with the opportunity, through options, to acquire a proprietary interest in the Trust.  In accordance with the rules and policies of TSX, the Trust has adopted an option plan which complies with the relevant provisions of the TSX Company Manual.

The following constitutes a summary description of the Option Plan prior to the proposed amendment.

The Option Plan is administered by the Enterra Board.  Subject to the provisions of the Option Plan, the Enterra Board may from time to time designate directors, officers, employees and consultants of the Trust or any of its subsidiaries (the "Participants") to whom options to purchase Trust Units may be granted and the number of Trust Units to be optioned to each.  Subject to the provisions of the Option Plan, the Enterra Board determines the exercise period, the vesting provisions and the terms and provisions of the Trust Unit option agreements.  The Enterra Board also has authority to construe and interpret the Option Plan and all agreements entered into thereunder.  As of March 30, 2006, there were 254,083 vested and outstanding options and 1,192,322 unvested and outstanding options.

The Option Plan permits the Enterra Board to amend or discontinue the Option Plan at any time without the consent of the Participants provided that any such amendment does not impair any option previously granted and that such amendment or discontinuance has been approved by the Exchange.  TSX Policy 2004-0002 states that it will approve the following types of amendments without Unitholder approval:

a.

Amendments of a housekeeping nature;

b.

Changes to the vesting provisions of a security or a plan; and

c.

Changes to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date.

The TSX currently requires security holder approval in the following types of amendments (this list is not exhaustive):

a.

Any amendment to the number of securities issuable under the Option Plan, including an increase to the fixed number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage;

b.

Any change to the eligible participants which would have the potential of broadening or increasing insider participation;

c.

The addition of any type of financial assistance (or any amendment to a financial assistance provision which is more favourable to Participants);

d.

The addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Option Plan reserve; and

e.

The addition of a deferred or restricted share unit that results in Participants receiving securities while no cash consideration is received by the issuer.

At its annual meeting held on May 21, 2004, Unitholders of the Trust ratified the approval of the Option Plan by the Enterra Board and approved the reservation of 2,000,000 Trust Units, representing the maximum number of Trust Units that may be issued upon the exercise of Trust Units granted under the Option Plan.  The exercise price of options issued under the Option Plan is determined by the Enterra Board in its sole discretion, and cannot be less than the closing trading price per Trust Unit on the last trading day preceding the date of the grant that the Trust Units traded through facilities of the stock exchange on which such Trust Units are then listed (the "Market Price").

No Participant may be granted an option which would result in options held by the Participant exceeding 5% of the issued Trust Units at the time the option is granted.  Furthermore, the aggregate number of Trust Units reserved for issuance pursuant to options granted to "insiders" (as defined in the TSX Company Manual) may not exceed 10% of the outstanding Trust Units (on a non-diluted basis), the issuance of Trust Units to "insiders" pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Trust Units (on a non-diluted basis) and the issuance of Trust Units to any one "insider" and such insider's associates pursuant to the Option Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Trust Units (on a non-diluted basis).  The aforementioned limits of Trust Units reserved for issuance on exercise of options may be formulated on a diluted basis with the consent of the TSX.

Options granted under the Option Plan are non-assignable and non-transferable for a period of time fixed by the Enterra Board, such period not to exceed 10 years.  To date, the Trust Unit Agreements issued to consultants and employees have had an option period of 5 years from the grant date.  The option period is reduced with respect to any option, as provided in the Option Plan, covering cessation of the Participant as a director, officer, employee or consultant of the Trust or any of its subsidiaries, death of the Participant or change of control of the Trust.

If a Participant ceases to be a director, officer, employee or consultant of the Trust or any of its subsidiaries for any reason other than death of the Participant or the termination of a Participant for cause, the options granted to the Participant may be exercised by the Participant, for a period of 30 days from the date of the Participant ceasing to be a director, officer, employee or consultant to the extent that the Participant was entitled to exercise such options at the date of such cessation.  If a Participant dies, his or her legal representatives can exercise any unexercised options previously granted to such Participant for a period of time equal to the earlier of the normal expiry time of the Participants existing options and one year following the date of death.

Upon the liquidation, dissolution or termination of the Trust or upon a reorganization, consolidation or merger of the Trust with one or more trusts or corporations as a result of which the Trust is not the surviving entity, or in the event of the sale by the Trust of all or substantially all of the property and assets of the Trust, in each case prior to the expiry time of an option, such option may be exercised, as to all or any of the Trust Units in respect of which such option has not previously been exercised (including in respect of the right to purchase Trust Units not otherwise vested at such time) by the Participant at such time.

Agreements in respect of the options may provide that, in the event the holders of the Trust's Trust Units receive a "take-over" bid as defined in the Securities Act (Alberta), as amended from time to time, or any successor legislation thereto, pursuant to which the "offeror" as a result of such take-over bid, if successful, would beneficially own in excess of 50% of the outstanding Trust Units of the Trust (a "Control Bid"), the Enterra Board may, at its option, require the acceleration of the vesting time for the exercise of such option to allow the Participants to exercise such option (including in respect of Trust Units not otherwise vested at such time) for the purpose of tendering the Trust Units received thereon to the Control Bid.

Please refer to the section titled “Approval of the Amendments to the Existing Trust Unit Option Plan” for details regarding the proposed amendments to the existing Option Plan.

The Trust Units reserved for issuance under the Incentive Plan and the Option Plan, or any compensation plans that allow issuances from treasury combined shall not exceed 10% of the Trusts issued and outstanding Trust Units.

The following tables indicate the Option/SAR grants, the aggregate Option/SAR exercises and the financial year end Option/SAR values to the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executive officers for the most recently completed financial year.

Option/SAR Grants

Name	Trust Units Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/option)	Market Value(3) of Trust Units Underlying Options on the Date of Grant ($/Security)	Expiration Date
E. Keith Conrad	(1)	0%	$23.96	$24.37(3)	June 1, 2010
John Kalman	0	0	N/A		N/A
John Reader	30,000	2%(4)	$23.26	$23.26(3)	January 25, 2010
Reginald Greenslade	0	0%	N/A		N/A
Luc Chartrand	0	0%	N/A		N/A(2)
Lynn Wiebe	0	0%	N/A		N/A(2)
William Turko	0	0%	N/A		N/A(2)

Notes:

(1)

Options granted to Macon Resources Ltd.

(2)

Mr. Chartrand, Ms. Wiebe and Mr. Turko’s Trust Unit Options have terminated.

(3)

The TSX closing price was $23.26 and $24.37 on January 25, 2005 and June 1, 2005, respectively.

(4)

This percentage was determined based on the total number of Options granted.  It includes grants to consultants as well as grants to Enterra employees.

Aggregate Trust Unit Options Exercised During the Most Recently Completed Financial Year and Financial Year End Values

Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2005 (#) Exercisable / Unexercisable	Value of Unexercised in the money Unit Options at December 31, 2005 ($19.16 at close) ($) Exercisable/ Unexercisable
E. Keith Conrad (1)	0	0	0 / 0(1)	0 / 0
John Kalman	0	0	0 / 0	0 / 0
John Reader	0	0	0 / 30,000	0 / 0
Reg J. Greenslade	0	0(2)	40,000 / 80,000	560,000 / 1,120,000
Luc Chartrand	66,667	933,338	0 / 0	0 / 0(3)
Lynn Wiebe	40,000	560,000	0 / 0	0 / 0(4)
William Turko	40,000	560,000	0 / 0	0 / 0(4)

Notes:

(1)

Options granted to Macon Resources Ltd.

(2)

Mr. Greenslade exercised 80,000 Trust Unit Options on April 5, 2006.

(3)

Mr. Chartrand’s Trust Unit Options terminated on January 15, 2005.

(4)

Ms. Wiebe and Mr. Turko’s Trust Unit Options terminated on January 24, 2005.

Retirement Plans

Neither the Trust, nor any of its subsidiaries, presently has any retirement plans, pension plans or other forms of retirement compensation for its employees.

Employment Contracts and Termination of Employment

The Trust has entered into a Management Agreement with Macon Resources Ltd. for the management services of Mr. Conrad and Mr. Kalman.  Pursuant to the Management Agreement, Macon Resources Ltd. is paid $50,000 per month and was granted 400,000 Trust Unit Options under the Option Plan.  For the 2005 year, Enterra paid Macon Resources Ltd. a total of $350,000 under the Management Agreement.  Macon Resources Ltd. is also provided with office space.  Moreover, Mr. Conrad and Mr. Kalman are eligible to participate in the Trust’s Annual Bonus Plan, Stock Savings Plan, Health Benefits Plan and any other employee benefits provided by the Trust during the term of the Management Agreement.  The initial term of the Management Agreement is three years.  The Management Agreement provides a preliminary list of management services to be provided by Macon Resources Ltd.  The Management Agreement is in the process of being terminated.  Enterra has entered into employment negotiations with Mr. Conrad.  Mr. Kalman became an employee of Enterra effective March 1, 2006.

The Trust has not entered into management contracts with any of its executive officers however it has entered into employment letters setting the terms of employment for each of the executive officers.  These letter agreements outline the commitment Enterra is prepared to make to its senior management team and indicates its intention to enter into a management contract.  The letter agreements were entered into during the first quarter of 2006 and contemplate severance arrangements for termination for any reason other than voluntary resignation or just cause.  The particulars of the severance provisions and any change of control provisions will be finalized in the management contract.  The letter agreement for Ms. Booth, Enterra’s Vice-President, and Chief Operating Officer, U.S. Operations provides severance equal to 18 months base salary.  The letter agreement for Mr. Kalman, Enterra’s Chief Financial Officer, provides severance equal to the greater of 24 months base salary, benefits and bonus or $1,000,000.

Remuneration Of Directors Of Enterra

The Board of Directors of Enterra from January 1 to January 15, 2005 consisted of five members.  After the resignation of Mr. Chartrand and from January 15 to May 31, 2005, the Board of Directors consisted of four members.  After the appointment of Mr. Conrad on June 1, 2005, the Board of Directors once again consisted of five members, two of whom were members of management and three of whom were unrelated directors.  On March 31, 2006, Mr. Greenslade resigned and the vacancy created by his departure was filled by Mr. Vidal.  Accordingly, as of the date of this Information Circular – Proxy Statement, the Enterra Board consists of five directors, one of whom is a member of management and four of whom are unrelated.  The unrelated directors are paid an annual retainer of US$5,000 for the Chairman of the Audit Committee and Cdn$5,000 for the other two chair positions for 2005.  Directors are also eligible to participate in the Trust’s Bonus Plan.  No meeting attendance fees are paid.  The Enterra Board is reimbursed for any expenses to attend board and committee meetings.  Enterra pays all fees and expenses of the Enterra Board.  No directors' fees are paid to members of the Enterra Board who are members of management.  The officers and directors of the subsidiaries of the Trust other than Enterra, do not receive compensation of any kind for their positions as officers or directors of such companies.

Each member of the Enterra Board is eligible to receive options to purchase Trust Units under the Option Plan of the Trust adopted and approved by the Board of Directors on January 14, 2004 and ratified by the Unitholders on May 21, 2004, as amended from time to time.

The following table sets out the number of options granted to those directors who are not also part of management, along with the number of options currently held.  The options for the independent directors are vested immediately upon granting.  The options granted to members of the Enterra Board who are members of management are discussed under the heading "Summary of Executive Compensation".

Holder	Date of Grant	Total Options Granted	Grant Price	Expiry Date	Currently Held(4)
Unrelated directors(1)	January 14, 2004	360,000	$14.00	January 14, 2009	19,905(3)

Notes:

(1)

Each of the unrelated directors receives an equal number of Options when granted.

(2)

Since the inception of the Option Plan in 2004, the unrelated directors have exercised 340,095 Unit Options.

(3)

Currently, the only unrelated director to hold options is Mr. Sliney.  This number excludes options held by Mr. Greenslade.

The Trust has no plan for any of its employees or employees of its subsidiaries involving stock appreciation rights.

Compensation of the Trustee

The Trustee was reimbursed for costs and expenses incurred during the year ended December 31, 2005.  Compensation is paid to the Trustee for the services it provides as Trustee and as transfer agent and registrar of the Trust.  For the year ended December 31, 2005, the Trustee received a total of $16,800 for the services it provided as transfer agent and registrar and $19,500 as Trustee of the Trust.

Directors' and Officers' Liability Insurance

Currently, Enterra does not have directors’ and officers’ liability insurance, however, it is in the process of obtaining information and quotes.

REPORT OF COMPENSATION COMMITTEE

Composition of the Compensation Committee

The Compensation Committee of the Enterra Board (the "Committee") exercises general responsibility regarding overall compensation of employees and executive officers of Enterra, the Trust and any of its subsidiaries.  It is responsible to annually review and recommend to the Enterra Board: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000; (iii) bonus and trust unit options; and (iv) major changes in benefit plans.  Final approval of all compensation items rests with the full Enterra Board.

During 2005, the Committee was composed of three members: Herman S. Hartley, Reginald J. Greenslade and Norman W.G. Wallace.  During 2005, Messrs. Hartley and Wallace were independent unrelated directors and were ineligible to participate in any of the Trust's compensation programs, other than the Trust's Option Plan and the current Annual Bonus Plan.  Mr. Greenslade, while President and CEO of Enterra (January 15 to June 1, 2005) was not an independent director.  Upon Mr. Conrad’s appointment on June 1, 2005, Mr. Greenslade acted only as a director and non-executive chair.  Thus, from June 1 to March 31, 2005, Mr. Greenslade was a non-management member of the Committee.  On March 31, Mr. Greenslade resigned from the Enterra Board, and consequently, his position on the Committee.  New members of the Committee will be determined at the organizational meeting of the Enterra Board.

The Trust's compensation policy with respect to employees and executive officers is to attract and retain individuals of high calibre to serve as employees and officers of the Trust, to motivate their performance in order to achieve the Trust's strategic objectives and to align the interests of employees and executive officers with the long-term interests of the Unitholders.  These objectives are to ensure that the Trust continues to grow on an absolute basis as well as to grow cash flow and earnings per Trust Unit.  The Trust's primary compensation policy is to pay for performance and, accordingly, the performance of the Trust and of the Chief Executive Officer of Enterra as an individual are both examined by the Committee.

The Committee does not set specific performance objectives in assessing the performance of the Chief Executive Officer; rather the Committee uses industry data and its experience and judgment in determining an overall compensation package for the Chief Executive Officer.

Executive officer compensation consists of essentially three components: (a) base salary, (b) annual bonuses, and (c) unit options.  Each of the elements of the executive officer compensation is briefly described as follows.

Base Salaries

On June 1, 2005 the Trust entered into a Management Agreement with Macon Resources Ltd.  Accordingly, Mr. Conrad’s services as President and Chief Executive Officer and Mr. Kalman’s services as Chief Financial Officer were based on the terms of the Management Agreement.  As mentioned in the section titled “Employment Contracts and Termination of Employment,” the Trust is in the process of negotiating management contracts with its senior executives.  In those negotiations and regarding base salaries generally, it is the Committee’s intention to recommend base salaries that are competitive with those of comparable income trusts in the oil and gas industry.  The Committee uses income trust peer surveys to compare the base salary of the Chief Executive Officer of Enterra with that of chief executive officers in the oil and gas industry and expects to set the Chief Executive Officer's pay level at the industry average for such position while attempting to adjust for the Trust's size, at the start of the year.  Factors looked at in determining peers will include total revenue, total assets, free cash flow, total level of capital expenditures, total operating expenses, number of employees and daily production levels on a barrel of oil equivalent basis.

Bonuses

The Committee's philosophy with respect to executive officer bonuses is to align the issuance of bonuses with the performance of the Trust Units.  For 2005, the amount of the bonuses paid was set according to Enterra's current Annual Bonus Plan, the purpose of which was to provide employees and consultants with a bonus pool tied to the performance of the Trust Units over the course of the year. The bonus pool available for each year according to the current Annual Bonus Plan is equal to 0.7% of the increase in market capitalization of the Trust Units (and Exchangeable Shares) during the year.

The increase in market capitalization means the amount of the year-end market capitalization at December 31 of such year and the year-end market capitalization at December 31 of the previous year, or the initial year, whichever is higher.  The year-end market capitalization for any given year is calculated as the weighted average trading price of the Trust Units traded through the facility of the TSX (or such other stock exchange on which the Trust units may be listed for trading) for the 15 trading days ending December 31 of such year, multiplied by the weighted average number of issued and outstanding Trust Units during such year plus any remaining Exchangeable Shares.

The proposed Bonus Plan differs from the current Bonus Plan in that, if approved, management of the Trust will propose terms for the calculation of the bonus pool for each year (the “Annual Terms”), the Annual Terms will be subject to approval by the Compensation Committee and the full board of Directors, and the Annual Terms will include the categories of eligible persons for the year.  The full text of the proposed Bonus Plan is attached as Schedule “B” to this Information Circular – Proxy Statement.

Trust Unit Option Program

The Trust's current primary long-term incentive compensation program is the Option Plan.  The Compensation Committee believes that the Option Plan is one mechanism in which to facilitate the attainment of the Trust's strategic objectives, and to align the interests of executive officers and employees with the long-term interests of the Trust's Unitholders.

A second mechanism to attain the Trust’s strategic objectives and to align the interests of the officers and employees with the long-term interests of the Trust’s Unitholders is through the Incentive Plan.  (See “Approval of a Restricted Unit and Performance Unit Incentive Plan” for more details with respect to the Incentive Plan).

Stock Savings Plan

On January 14, 2004, the Enterra Board approved the adoption of a stock savings plan for Enterra.  The purpose of the stock savings plan is to provide employees of the Trust with the opportunity to participate in the ownership and growth of the Trust through the purchase of Trust Units in the market.  Each participant in the plan may contribute to the plan a yearly amount not exceeding 9% of such participant's annual salary.  The Trust matches any participant's contributions equally.

Presented by the Compensation Committee

Herman S. Hartley
Norman W.G. Wallace

Securities Authorized For Issuance Under Equity Compensation Plans

The following table details all compensation plans under which equity securities of the Trust are authorized for issuance as of March 30, 2006.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	254,083(2)	$22.31	1,192,322
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A

Notes:

(1)

The Option Plan and the Stock Savings Plan are the equity compensation plans Enterra currently has.  This table only contains figures for the Option Plan as the number of Trust Units under the Stock Saving Plan changes with every payroll.

(2)

Vested Options.

(3)

Unvested and outstanding Options.

Indebtedness Of Directors And Executive Officers

No directors or executive officers of Enterra, nor any associate or affiliate of any of them, are indebted to the Trust or any subsidiary of the Trust.

Interest Of Informed Persons In Material Transactions

Except as disclosed below, management of Enterra is not aware of any material interest, direct or indirect, of any informed person of Enterra or the Trust, director, proposed director or officer of Enterra or any other subsidiary of the Trust, who directly or beneficially owns more than 10% of the Trust Units, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Trust or in any proposed transaction that has materially affected or would materially affect the Trust or any of its subsidiaries.

See “Employment Contracts and Termination of Employment” and note (1) under “Summary of Executive Compensation” for information regarding the Management Agreement between the Trust and Macon Resources Ltd.

Mr. Conrad holds shares in Petroflow Energy Ltd. (“Petroflow”).  The Petroflow shares are held by Mr. Conrad through Macon Resources Ltd. and through Macon Oil & Gas Corp.  In total, Mr. Conrad, Macon Resources Ltd and Macon Oil & Gas Corp. (a subsidiary of Macon Resources Ltd.) hold a total of 3,352,469 Petroflow shares.  Macon Resources Ltd. also holds warrants to purchase 700,000 Petroflow shares at $0.50 per share.  On January 13, 2006, Petroflow entered into an agreement with the Trust regarding the development of certain assets in Oklahoma.  The January 13, 2006 Letter Agreement follows the principle that Enterra does not fund drilling as a result of any farmout agreement.  (Petroflow pays 100% on each well it drills to earn 70% of the leasehold interest.)  Macon Resources Ltd. and Petroflow are currently located at 500-4th Avenue SW, Calgary, AB, T2P 2V6.

On March 21, 2006 the Trust and its subsidiaries closed an acquisition of producing assets located in Oklahoma (the “Oklahoma Transaction”).  (The first closing of the Oklahoma Transaction occurred in January.)  The Oklahoma Transaction added Altex Resources, Inc. as an indirect subsidiary of the Trust.  Mr. Hazelrig, a nominee for director, was Vice-President of Altex Energy Corporation, a wholly owned subsidiary of San Antonio Oil and Gas Corporation.  At the second closing, he held a 25% interest in San Antonio Oil and Gas Corporation.  Mr. Hazelrig received 1,367,761 Trust Units and in excess of $20,000,00 in cash pursuant to the Oklahoma Transaction.  Mr. Hazelrig was also a party in the subsequent related add-on closings for a number of small remaining working interests in the Oklahoma properties at similar purchase prices.  Pursuant to these related add-on closings, Mr. Hazelrig will receive 162,371 Trust Units and approximately $1,000,000 in cash.  The main operations address for Altex Resources, Inc. is 837 Neva, Carney, OK 74832.

TRUST PERFORMANCE GRAPH

The following graph and table compare the percentage change in the cumulative Unitholder return since commencement of operation of the Trust, with the cumulative total return of the TSX 300 Index, assuming reinvestment of distributions.

	Nov 23-03	Dec-03	Dec-04	Dec-05
ENT.UN	100	117	203	188
S&P/TSX 300 total return index	100	104	119	149

Additional Information

Additional information relating to the Trust is on the SEDAR website at www.sedar.com.  The Trust has a current Annual Information Form ("AIF") filed with the securities commissions of all the provinces and territories. Financial information is provided in the Trust's comparative financial statements and MD&A for its most recently completed financial year.  The following documents will be provided to any Unitholder upon request to the Corporate Secretary of Enterra: (i) a copy of the AIF of the Trust, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and (ii) a copy of the comparative financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Trust subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also publicly available on the Trust's website at www.enterraenergy.com.

CORPORATE GOVERNANCE

General

National Policy 58-201 Corporate Governance Guidelines provides guidance on corporate governance practices. These guidelines, while not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices.  National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") mandates that all issuers must disclose, on an annual basis, its approach to corporate governance with reference to the form prescribed by NI 58-101.  Disclosure of the Trust's corporate governance practices, in Form 58-101F1, is set forth below and relates to the Enterra Board in its own capacity and as the administrator of the Trust.

In response to National Instrument 52-110 Audit Committees ("MI 52-110"), Enterra has updated its audit committee charter to address such items as: (a) the procedure to nominate the external auditor and the recommendation of its compensation; (b) the overview of the external auditors’ work; (c) pre-approval of non-audit services; (d) the review of financial statements, MD&A and financial sections of other public reports requiring board of director approval; (e) the procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters and the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and (f) the review of Enterra's hiring policies towards present or former employees or partners of Enterra's present or former external auditor.  Refer to the heading "Audit Committee" in the Trust's AIF for the disclosure required by Section 5.1 of MI 52-110.

Board of Directors

The Enterra Board is currently composed of five directors: E. Keith Conrad, Herman S. (Scobey) Hartley, Norman W.G. Wallace, William E. Sliney and R.H. Joseph Vidal.  The majority of the Board is independent.  Messrs. Hartley, Wallace, Sliney and Vidal are considered independent directors pursuant to NI 58-101 and MI 52-110.  Pursuant to MI 52-110, executive officers and individuals who have been employees or executive officers within the last three years are deemed not to be independent.  Mr. Conrad, the President and Chief Executive Officer of Enterra, is therefore not considered independent pursuant to NI 58-101 and MI 52-110.  Mr. Hartley was a director of JMG Exploration, Inc., a reporting Issuer in Alberta until July 21, 2005.

Of the current directors, Mr. Sliney has been a director of PASW, Inc., a reporting issuer in California since 1999. Mr. Hartley has been a director of Cathedral Services Income Trust, a reporting issuer in British Columbia, Alberta and Ontario, since 2000.

Mr. Vidal, an independent director, is currently the Chairman.

The Enterra Board meets at least every quarter for a formal board meeting.  Depending on the level of activity of Enterra, the Enterra Board will meet on an ad hoc basis as necessary to provide input and guidance to management.  Since the Trust was formed, Mr. Sliney and Mr. Wallace have missed one Directors’ meeting each.  At every other Directors’ meeting, there has been 100% attendance, either in person or by telephone.  In order to facilitate open and candid discussions among independent directors, the Enterra Board has formed four committees comprised mostly of independent directors.  These committees meet regularly and are permitted to meet independently of non-independent directors and management in accordance with the timing set out in the charters of each committee or as otherwise determined necessary to consider those matters set out in such charters.

Board Mandate

Enterra does not have a specific Board Mandate, however, it has a mandate for each of its committees.  See “Board of Directors” above for further information.

Position Descriptions

The Enterra Board has developed a written description for the responsibilities of each committee.  In addition, the Management Agreement between the Trust and Macon Resources Ltd. sets out the preliminary list of management services to be provided by the President, Chief Executive Officer and Chief Financial Officer.  There are no specific written position descriptions for the Chairman of the Board or for the chairs of the committees.  It is generally understood that the chair of each committee is responsible for guiding the committee pursuant to the procedures and guidelines set out in each written committee charter.  Further, it is generally understood that as chairman, Mr. Vidal is responsible for the management, development and effective performance of the Enterra Board.  He provides leadership to the Enterra Board in all aspects of its work and acts in an advisory capacity to the Chief Executive Officer and other officers on all matters concerning the interests and management of Enterra and, in co-ordination with the Chief Executive Officer, may play a role in Enterra's external relationships.

Orientation and Continuing Education

At present, Enterra does not provide a formal orientation and education program for new directors.  However, each new director is provided with background material on the Trust the contents of which are determined based on the director’s familiarity with the Trust.  The materials include the committee mandates and copies of all policies, among other items.  Prior to joining the Enterra Board, potential Board members are encouraged to meet with management to inform themselves regarding Enterra's and the Trust's business and affairs.  After joining the Enterra Board, management and the Enterra Board provide orientation to new directors as necessary based on the particular needs and experience of each director and the Enterra Board as a whole.

Enterra currently has no specific policy regarding continuing education for directors; requests for continuing education by the directors are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The Enterra Board has written policies outlining business conduct, disclosure and confidentiality, and share trading.  The Code of Business Conduct sets out the minimum standards of behaviour required by all Enterra employees in conducting the business affairs of Enterra and the Trust.  It outlines how to address conflicts of interests, privacy, ethics, communication and confidentiality issues.  The Code of Business Conduct is approved by the Enterra Board and directors on the Enterra Board are expected to comply.  Any waivers from the Code of Business Conduct  must be approved by the Enterra Board.  The Joint Trading, Public Disclosure and Confidentiality Policy prescribes rules for restricted persons and employees with respect to trading in securities of the Trust by individuals when there is undisclosed material information or pending material developments with respect to the Trust.  A copy of any of the aforementioned policies can be obtained by contacting Enterra.

Furthermore, conflicts of interest are disclosed in accordance with the Business Corporations Act (Alberta) and any interested director must abstain from voting.  The Audit Committee has adopted a "whistle-blower" policy which is designed to ensure a culture of ethical business conduct.

Nomination of Directors

The Governance Committee has responsibility for making recommendations to the Enterra Board regarding composition of the Board, candidates to fill vacancies and succession planning.  The Governance Committee currently consists of Mr. Sliney (Chairman), Mr. Conrad and Mr. Hartley.

Compensation

The Compensation Committee, as at the date of this Information Circular – Proxy Statement is composed entirely of independent directors, being Mr. Wallace and Mr. Hartley.  (Mr. Greenslade was a member of the Compensation Committee prior to his resignation effective March 31, 2006.)  The Compensation Committee recommends approval to the full board of all compensation packages in excess of $100,000 as well as for bonuses, grants of unit options and any changes to the benefit plans.  The Compensation Committee determines the compensation for directors and officers, and implements and oversees compensation policies generally.  See "Composition of the Compensation Committee" and "Report on Executive Compensation" in this Information Circular – Proxy Statement.

Other Board Committees

In addition to the Audit and Compensation Committees, the Board also has a Reserves Committee and Corporate Governance Committee.

Enterra's Reserves Committee currently consists of Mr. Sliney, and Mr. Hartley.  Prior to March 31, 2006, Mr. Greenslade was also a member of the Reserves Committee.  The Reserves Committee reviews and recommends approval to the full board of Enterra's annual reserve report as prepared by independent reservoir engineers.  More specifically, the Reserves Committee is responsible for reviewing: (a) the results of the independent engineering appraisal of the oil and gas reserves of the Trust's direct and indirect subsidiaries to ensure that the reserves are assessed in a reasonable and consistent manner to provide a satisfactory level of confidence for all stakeholders and the public; and (b) the qualifications, experience and independence of the engineering firm retained to report on such oil and gas reserves.

Enterra's Governance Committee currently consists of Mr. Sliney (Chairman), Mr. Conrad and Mr. Hartley.  The Governance Committee determines the scope and frequency of periodic reports to the Enterra Board concerning issues relating to overall financial reporting, disclosure and other communications with all stakeholders.  It is responsible for developing Enterra's approach to corporate governance and reviewing the annual disclosure of Enterra's corporate governance practices.

Assessments

The Enterra Board has not considered it necessary to date to conduct an assessment of the Enterra Board, its committees and individual directors on a formal basis.  Any concerns about the effectiveness of the foregoing can be addressed to the Chairman of the Enterra Board.

Other Activities of the Enterra Board

The Enterra Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Amended Indenture or adopted by the Enterra Board.

The Enterra Board and its committees have access to senior management on a regular basis as Mr. Greenslade was and Mr. Conrad is a director and attends all meetings of the Enterra Board.  Other management personnel of Enterra are invited to attend directors meetings as necessary to provide information to facilitate decision-making activities.

The Enterra Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves Committee.

Audit Committee

Enterra's audit committee consists of Mr. Sliney (Chairman), Mr. Hartley and Mr. Wallace, all three being independent and unrelated directors.  The audit committee reviews in detail and recommends approval of the full board of our annual and quarterly financial statements; recommends approval of the remuneration of our auditors to the full board; reviews the scope of the audit procedures and the final audit report with the auditors, and reviews our overall accounting practices and procedures and internal controls with the auditors.

OTHER MATTERS

Enterra knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Enterra Board, for and on behalf of the Trust.

DATED April 17, 2006.

SCHEDULE "A"

ENTERRA ENERGY TRUST

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information is with respect to Mr. Conrad:

On March 20, 2000, Niaski Environmental Inc., which Mr. Conrad was then an insider and control person, made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.  On April 12, 2002, Rimron Resources Inc. (then Niaski Environmental Inc.) was involuntarily delisted from the Canadian Venture Exchange.  The trustee was discharged in May 2001.

In July 2000, cease trade orders were issued by the Alberta, B.C. and Saskatchewan Securities Commission against Niaski Environmental Inc., which Mr. Conrad was then an insider and control person, for failure to file financial statements.  The deficiencies were rectified and the cease trade orders lifted.

The following information is with respect to Mr. Giovanetto:

Mr. Giovanetto was a director and insider of Niaski Environmental Inc., when it made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.

SCHEDULE "B"

The following is hereby adopted and approved by the Board of Directors on March 29, 2006:

ENTERRA ENERGY TRUST

BONUS PLAN

Objectives

The objectives of the Bonus Plan of Enterra Energy Trust (the “Trust”) are to provide a framework for an annual cash incentive, which will focus the efforts of eligible persons on the Trust’s business plan, as well as to reward individual performance and achievements.

Annual Terms

Each year, commencing with 2006, management of the Trust will propose terms for the calculation of the bonus pool for such year and the allocation of the pool among corporate and individual performance matrices, and details of such matrices.  The annual terms shall be subject to the approval of the Compensation Committee and the full Board of Directors of the Trust’s Administrator.  Once annual terms are approved and distributed to the eligible persons, such terms shall not be amended for such year.  The allocation among eligible persons of the pool determined for each year is also subject to the approval of the Compensation Committee and the full Board of Directors of the Trust’s Administrator.

Restriction on Payment

Notwithstanding approval of the annual terms for the calculation of the bonus pool for any year, in the event that the payment of the annual bonus pool shall constitute or create a default under the terms and conditions of any credit facility of the Trust or any of its direct or indirect subsidiaries then in effect, such payment shall not be made.  In such event, the Board of Directors of the Trust’s Administrator shall determine if payment of the annual bonus for such year should be (i) deferred until it can be paid without constituting or creating such default; (ii) reduced on a pro rata basis for all eligible persons to a total amount that can be paid without constituting or creating such default, or (iii) not made for such year.

Eligible Persons

Employees, consultants, officers and directors of the Trust, its Administrator and any of their direct and indirect subsidiaries may be eligible persons for a bonus under the Bonus Plan.

The annual terms of each year shall include the categories of eligible persons for such year, and special terms for persons who become or cease to be eligible persons during the year.

Administrator of Bonus Plan

The Board of Directors of the Trust’s Administrator, with the recommendation of its Compensation Committee, shall be the administrator of the Bonus Plan and the annual terms promulgated thereunder, and their decisions shall be final.

Unitholders Approval

This Bonus Plan shall be subject to the approval by a simple majority of the holders of Trust Units of the Trust represented in person or by proxy at its 2006 Annual General and Special Meeting, and no payments shall be made hereunder until such unitholder approval is received.